[LETTERHEAD OF FIDELITY HOLDINGS, INC]

March 2, 1998

Mr. Richard K. Wulff, Chief
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 3-4
Washington, DC 20549

Re:         Fidelity Holdings, Inc.
            Registration Statement on Form SB-2
            Amendment No. 1 filed January 8, 1998
            (file No. 333-38563)

Dear Mr. Wulff:

On behalf of Fidelity Holdings, Inc. (the "Company"), and in connection with the Company's filing of Amendment No. 1("Amendment No. 1") to its Registration Statement on Form SB-2, initially filed with the Securities and Exchange Commission (the "Commission") on October 23, 1997, please note that, effective immediately, we are withdrawing such Registration Statement and canceling the related public offering.

Please contact me directly if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Bruce Bendell
---------------------
Chairman of the Board